FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of May

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

25 May 2009

HSBC BANK MALAYSIA BERHAD
RESULTS FOR THE FIRST QUARTER 2009 - HIGHLIGHTS

•	Profit before tax for the first quarter of 2009 was MYR248 million, 28.7 per cent lower than the MYR348 million reported for the same period in 2008.

•	Operating income decreased by MYR89 million or 13.8 per cent compared with the corresponding quarter in 2008.

•	Other operating income in the first quarter of 2009 was down 27.4 per cent to MYR220 million compared with MYR303 million in the same period in 2008.

•	Allowance for losses on loans and financing for the first quarter of 2009 was MYR48 million compared with MYR49 million in the same period in 2008.

•	Cost efficiency ratio for the three months ended 31 March 2009 deteriorated to 44.7 per cent from 38.1 per cent for the corresponding period in 2008.

•	Total assets of MYR51.5 billion were down MYR1.3 billion, or 2.5 per cent, at 31 March 2009 compared with MYR52.8 billion at 31 December 2008.

•	Core capital ratio of 9.6 per cent and risk-weighted capital ratio of 14.3 per cent at 31 March 2009 improved compared to 8.8 per cent and 13.0 per cent respectively at 31 December 2008.

Commentary

HSBC Bank Malaysia Berhad (‘the Bank’) posted profit before tax of MYR248 million in the first quarter of 2009, a fall of 28.7 per cent on the same period in 2008 as the effects from the global economic downturn became more apparent in the region.

Net interest income for the three months ended 31 March 2009 decreased by 5.7 per cent or MYR16 million, to MYR265 million (three months ended 31 March 2008: MYR281 million) even though customer loans and advances grew by MYR1.8 billion or 6.7 per cent, from 31 March 2008 to 31 March 2009. The decrease in net interest income was principally driven by the reduced interest margins as the Central Bank of Malaysia progressively lowered the Overnight Policy Rate (‘OPR’) by 150 basis points from November 2008. The reduction in lending rates was greater than the reduction in floor deposit rates, which are determined by the Central Bank.

Other operating income for the three months ended 31 March 2009 decreased to MYR220 million, down 27.4 per cent or MYR83 million compared to the corresponding period in 2008. This was mainly a result of the decrease of MYR72 million in trading profits due to a slowdown in transaction volume in the foreign exchange market, coupled with a reduction in fees and commission of MYR10 million primarily due to lower custody fees.

Income from Islamic Banking operations for the first quarter of 2009 increased by MYR10 million to MYR68 million mainly on the growth in fixed rate Islamic personal instalment loans, which were relatively unaffected by the reduction in the OPR.

Other operating expenses for the first three months of 2009 were MYR247 million, broadly in line with the same period in 2008.

The cost efficiency ratio for the three months ended 31 March 2009 deteriorated to 44.7 per cent from 38.1 per cent in the same period last year, primarily as a result of the MRY89m or 13.8 per cent decrease in operating income.

Allowance for losses on loans and financing for the three months ended 31 March 2009 were flat MYR48 million compared with MYR49 million for the same period in 2008 despite deteriorating economic conditions as credit quality was maintained through sound risk management practices.

Total assets at 31 March 2009 fell by MYR1.3 billion or 2.5 per cent compared to 31 December 2008. Net loans, advances and financing, at MYR28.6 billion, saw a decrease of MYR1.1 billion or 3.7 per cent due to lower trade financing activities. Customer deposits at 31 March 2009 remained fairly stable at MYR41.3 billion against 31 December 2008 (MYR41.0 billion).

Media enquiries to Elizabeth Wee on +603 22 703 351 or at elizabethwee@hsbc.com.my

Unaudited Condensed Balance Sheets At 31 March 2009

	Group		Bank
Figures in MYR ‘000s	31 Mar 2009	31 Dec 2008	31 Mar 2009	31 Dec 2008

Assets
Cash and short-term funds	10,947,117	8,428,554	9,720,779	7,445,455
Securities purchased under resale agreements	1,311,569	3,778,793	1,311,569	3,778,793
Deposits and placements with banks and other financial institutions	506,523	997,814	1,451,013	1,941,125
Securities held-for-trading	3,102,689	3,491,259	2,856,029	3,223,521
Securities available-for-sale	4,683,468	3,914,911	4,067,083	3,349,350
Loans, advances and financing	28,628,092	29,719,270	25,834,520	26,792,239
Other assets	1,704,214	1,417,121	1,952,696	1,424,328
Statutory deposits with Bank Negara Malaysia	250,627	653,026	220,998	580,497
Investment in subsidiaries	-	-	660,021	660,021
Prepaid land lease payments	19,438	19,551	19,438	19,551
Property and equipment	255,849	258,092	252,186	255,609
Intangible assets	53,810	51,153	52,135	49,789
Deferred tax assets	86,056	86,769	71,814	71,566
Total assets	51,549,452	52,816,313	48,470,281	49,591,844

Liabilities
Deposits from customers	41,286,630	40,953,472	38,343,954	37,709,152
Deposits and placements of banks and other financial institutions	2,228,961	3,531,472	2,181,511	3,531,472
Bills and acceptances payable	280,273	414,233	279,284	413,180
Other liabilities	2,282,917	2,569,719	2,233,522	2,614,505
Recourse obligation on loans sold to Cagamas Berhad	685,946	701,370	685,946	701,370
Provision for taxation and zakat	19,689	41,160	18,375	41,090
Subordinated bonds	1,017,381	1,027,338	1,017,381	1,027,338
Total liabilities	47,801,797	49,238,764	44,759,973	46,038,107

Shareholders’ funds
Share capital	114,500	114,500	114,500	114,500
Reserves	3,483,155	3,313,049	3,445,808	3,289,237
Proposed dividend	150,000	150,000	150,000	150,000
Shareholders’ funds	3,747,655	3,577,549	3,710,308	3,553,737

Total liabilities and shareholders’ funds	51,549,452	52,816,313	48,470,281	49,591,844

Commitments and contingencies	89,012,445	85,309,889	87,271,594	83,633,914

Unaudited Condensed Income Statements
For The Financial Quarter Ended 31 March 2009

	Group Bank
Figures in MYR’000s	31 Mar 2009	31 Mar 2008	31 Mar 2009	31 Mar 2008

Revenue	785,788	906,307	724,847	906,307

Interest income	480,217	518,179	486,596	518,179

Interest expense	(215,591)	(237,509)	(215,591)	(237,509)

Net interest income	264,626	280,670	271,005	280,670

Other operating income	220,014	302,550	238,251	302,550

Income from Islamic banking operations	68,368	58,388	-	58,388

Operating income	553,008	641,608	509,256	641,608

Other operating expenses	(247,392)	(244,654)	(233,979)	(244,654)

Profit before allowance	305,616	396,954	275,277	396,954

Allowance for losses on loans and financing	(48,410)	(48,911)	(35,845)	(48,911)

Impairment losses on available-for-sale securities	(9,637)	-	(9,637)	-

Profit before taxation	247,569	348,043	229,795	348,043

Taxation	(63,279)	(95,054)	(58,052)	(95,054)

Profit attributable to shareholders	184,290	252,989	171,743	252,989

Earnings per MYR0.50 ordinary share
- basic/diluted	80.5 sen	110.5 sen	75.0 sen	110.5 sen

Dividends per MYR0.50 ordinary share (net)
- paid in respect of prior year	-	109.2 sen	-	109.2 sen

Note:

The financial statements of HSBC Bank Malaysia Berhad have been prepared in accordance with the applicable approved accounting standards issued by the Malaysian Accounting Standards Board. On 24 August 2008, the Islamic Banking operations which were previously included in the Bank’s operations were transferred to a wholly owned subsidiary, HSBC Amanah Malaysia Berhad.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                                                                       By:

                                                                                                                          Name: P A Stafford

                                                                                                                                            Title: Assistant Group Secretary

                                                                                                                                                                                                         Date: 26 May 2009